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SEC
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AUG 05 2016
Washington DC
412

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-47915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER:
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Calvert Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

4550 Montgomery Ave., Ste. 1000N
(No. and Street)

Bethesda (City) **MD** (State) **20814** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Enderson **(301) 951-4800**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

7900 Tysons One Place (Address) **McLean** (City) **VA** (State) **22102-4219** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

akB

AFFIRMATION

I, Robert J. Enderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Calvert Investment Distributors, Inc. (the "Company") as of December 31, 2015, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date 2/29/2016

Vice President, Corporate Finance Officer
Title

Notary Public — Exp 12/8/2019



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALVERT INVESTMENT DISTRIBUTORS, INC.

TABLE OF CONTENTS



Deloitte & Touche LLP

7900 Tysons One Place
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Calvert Investments Distributors, Inc.:

We have audited the accompanying statement of financial condition of Calvert Investment Distributors, Inc. (a wholly owned subsidiary of Calvert Investments, Inc. (an indirectly wholly owned subsidiary of Ameritas Mutual Holding Company) (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Calvert Investment Distributors, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the statement of financial condition, the Company allocates revenues and expenses to and from its affiliates under a written agreement amongst all parties effective as of January 1, 2005 and amended October 18, 2010. These revenues and expenses relate to product distribution, marketing, facilities, rent expense and other general and administrative activities. Accordingly, the Company's financial condition does not necessarily reflect what might have occurred had the Company been operated outside its affiliated group.

Deloitte + Touche LLP

February 27, 2016

CALVERT INVESTMENT DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Investments at fair market value	$23,904,613
Due from affiliates of Calvert Investments Distributor, Inc.	174,043
Deferred tax asset, net of valuation allowance	425,121
Prepaid expenses and other assets	783,535
Property and equipment (net of accumulated depreciation of $351,031)	147,742
State income taxes receivable	653,261
TOTAL ASSETS	$26,088,315

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued payroll and related liabilities	$ 1,034,016
Accounts payable and accrued expenses	57,219
Federal income taxes payable	75,210
Total liabilities	1,166,445
COMMITMENTS AND CONTINGENCIES:	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share — authorized, 10,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	4,169,478
Retained earnings	20,752,382
Total stockholder's equity	24,921,870
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$26,088,315

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS

Calvert Investment Distributors, Inc. (the "Company") is a wholly owned subsidiary of Calvert Investments, Inc. (the "Parent"). The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934. The Company provides distribution services to a related group of Calvert Mutual Funds ("Funds"). The Company commits resources to serving institutional and high-net-worth clients who access investment management services on a direct basis and through financial intermediaries in the advice channel. The Parent is owned by Ameritas Life Insurance Corporation ("ALIC"). ALIC is a wholly owned subsidiary of Ameritas Holding Company ("AHC"), which in turn is a wholly owned subsidiary of the Ameritas Mutual Holding Company ("Ameritas").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related notes to financial statements. Actual results could differ from management's estimates. Certain significant accounting policies are noteworthy because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact our financial condition and results of operations. Material estimates in which management believes near-term changes could reasonably occur include income taxes.

Distribution and underwriter — The Company currently sells Calvert open-end mutual funds under four primary pricing structures: front-end load commission ("Class A"); level-load commission ("Class C"); institutional no-load ("Class I", also referred to as "Institutional Class"); and retirement plan no-load ("Class R"). Distribution fees for all share classes, as further described below, are calculated as a percentage of average daily net assets and recorded in revenue as earned, gross of any third-party distribution fee payments made. Distribution fees are earned daily and paid monthly. The expenses associated with third-party distribution fee arrangements are recorded in distribution fee expense, as the services are provided by the third party. These expenses are also paid monthly.

For Class A shares, the shareholder pays an underwriter commission to the Company of up to 4.75 percent of the dollar value of the shares sold. CID receives distribution fees and services fees at an annual rate of up to 25 basis points. Underwriter commissions are recorded in revenue at the time of sale. Under certain conditions, the Company may waive the front-end sales load on Class A shares and sell the shares at net asset value. The Company does not receive underwriter commissions on such sales.

Effective April 20, 2015, the Company terminated Class B shares of the Funds. Class B shares of the Funds were converted into Class A shares of the respective Fund.

For Class C shares, the shareholder pays no front-end commissions and no contingent deferred sales charge on redemptions after the first year. The Company pays a commission and the projected first year service fees to the dealer at the time of sale, which together are capitalized and amortized over the first year and recorded in prepaid expense and other assets. The Company receives distribution fees at an annual rate of up to 75 basis points of average net assets of the Class. The Company pays the distribution fee to the dealer after one year. Redemptions of Class C shares within twelve months of purchase are generally subject to deferred sales charges of one percent.

Class I shares are offered at net asset value and are not subject to any sales charges, underwriter commissions, distribution fees or service fees.

Class R shares are offered at net asset value with no front-end sales charge. Class R shares pay separate distribution and service fees each up to 25 basis points of average net assets of the Class annually. The Company pays the service fee to the dealer after one year.

Investments — Investment securities are reported at fair value. Realized and unrealized gains and losses for investment securities held in the trading portfolio are included in other income. Fair value is estimated using quoted market prices of transactions recorded on trade date basis.

Property and Equipment — Property and equipment are recorded at cost and are depreciated on a straight-line basis over an estimated useful life of five years. Furniture and fixtures are recorded at cost and are depreciated on a straight-line basis over an estimated useful life of ten years.

Sales and Marketing Costs — Marketing costs are expensed as incurred. The Company may assume and pay certain mutual fund advertising and promotional expenses for which it is not reimbursed fully from the Funds.

Income Taxes — The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result from new information, resolution of an issue with the taxing authorities, or changes in laws or regulations. The Company recognizes interest and penalties related to unrecognized benefits, within the income tax expense line in the statement of operations.

Subsequent Events — The Company has evaluated subsequent events through February 27, 2016, the date this financial statement was issued.

3. RELATED PARTY TRANSACTIONS

The Company is the distributor to the Calvert Funds. The Company derives revenue from distribution and underwriting which are contract-based fees that are generally calculated as a percentage of the net assets of managed investment portfolios. Since the Company's products are largely distributed and serviced through financial intermediaries, the Company pays a portion of fees earned from sponsored products to the financial intermediaries that sell these products. These payments are generally calculated as a percentage of net assets attributable to the applicable financial intermediary and represent the vast majority of Distribution expense on the Consolidated Statements of Operations.

As of December 31, 2015, the Company held investments of approximately $23,905,000 in various mutual funds accounts held with the Funds. The Company's investment income is reflected in Other income and was approximately $101,000 loss in 2015.

The Company, the Parent, and affiliates consisting of Calvert Investment Administrative Services Company, Calvert Investment Management Company, Inc. ("CIM"), and Calvert Investment Services, Inc., provide various administrative services to each other. These services include, but are not limited to, legal and accounting, customer servicing, transaction processing, and other administrative services. The Company allocates revenues and expenses to and from its affiliates under a written agreement amongst all parties effective as of January 1, 2005 and amended October 18, 2010. These revenues and expenses relate to product distribution, marketing, facilities, rent expense and other general and administrative activities. Accordingly, the Company's financial condition does not necessarily reflect what might have occurred had the Company been operated outside its affiliated group.

ALIC provides various services to the Company for a fee. The services provided include, among others, responding to inquiries of policyholders invested in Company sponsored mutual funds and providing information to the Company's subsidiaries and policyholders with respect to shares attributable to policyholder accounts. The Company paid approximately $2,439,000 for these services in 2015. Similarly, ALIC provides oversight and administrative services to the Parent and allocates to the Parent its portion of the cost of such services. The Parent's allocation to the Company is approximately $1,061,000.

4. EMPLOYEE BENEFIT PLANS

Substantially all employees of the Company participate in a contributory defined contribution plan sponsored by AHC. In addition, certain of the Company's employees participate in an unfunded, non-qualified defined contribution plan. An affiliated company has made contributions to these plans on the Company's behalf under a written agreement with AHC. The Parent's contributions to these plans are based on percentages of employees' salaries and totaled approximately $2,066,549 in 2015 included in compensation and benefits.

The Parent has both short-term and long-term incentive compensation plans covering certain active employees of the Company. The Parent bases payments under these plans on the attainment of certain performance goals in the current as well as future years.

5. INCOME TAXES

The Parent and its Subsidiaries, as "Members" of an "Affiliated Group", are included in the consolidated federal income tax return of Ameritas. The Members' federal tax provisions are determined on a separate-return basis. The Company generally files separate state income tax returns. In states where a consolidated return is filed, with its Parent, the distribution of the consolidated state income tax results is determined on a separate income tax return basis. The Members' current tax sharing agreement with Ameritas is such that one Member may currently utilize the net operating losses of another Member within the Affiliated Group by reimbursing Ameritas, which will compensate any Member for the use of its losses or tax credits. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. For the year ended December 31, 2015, the Company had no interest and penalties accrued for uncertain tax positions.

The Company is subject to taxation in the United States and various states. As of December 31, 2015, the Company's tax years, generally, for 2012–2015 are subject to examination by the tax authorities. At December 31, 2015, the Company had no federal net operating loss carry forward available and no state capital loss carry forward available.

Deferred taxes as of December 31, 2015, represent the net tax effect of temporary differences between bases of assets and liabilities for financial reporting and tax purposes as follows:

Deferred tax assets:	
Compensation accruals	$ 361,906
State income taxes	53,634
Other accrued expenses	6,825
Net unrealized losses on investments	238,007
Total deferred tax assets	660,372
Valuation allowance	31,664
Total deferred tax assets net of valuation allowance	628,708
Deferred tax liabilities:	
Prepaid commission on C shares	(184,532)
Other	(19,055)
Total deferred tax liabilities	(203,587)
Net deferred tax assets	$ 425,121

6. FAIR VALUE MEASUREMENTS

As described in Note 2, the Company follows the FASB ASC Fair Value Measurements and Disclosures topic that requires financial assets and liabilities that are carried at fair value in the financial statements be included in a fair value hierarchy for disclosure purposes. A description of the valuation techniques applied to the Company's major categories of assets measured at fair value on a recurring basis follows:

Level 1 — Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include retail and institutional mutual funds.

Level 2 — Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company did not hold any Level 2 assets in 2015.

Level 3 — Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company did not hold any Level 3 assets in 2015.

The following is a summary of the inputs used to value the Company's investments as of year ending 2015:

	2015			
	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
Investment in affilated mutual funds:				
Calvert Unconstrained Bond	10,206,891			10,206,891
Calvert U.S. Lg Cap Growth Responsible Index	4,952,767			4,952,767
Calvert U.S. Lg Cap Value Responsible Index	4,656,905			4,656,905
Calvert Tax-Free Responsible Impact Bond	1,242,033			1,242,033
Calvert Global Value	1,032,360			1,032,360
Calvert Global Equity Income	1,029,842			1,029,842
Calvert Emerging Market	534,035			534,035
Calvert Ultra-Short Income	247,942			247,942
Calvert Long-Term Income	1,838			1,838
Total Assets Accounted For At Fair Value	**23,904,613**	**-**	**-**	**23,904,613**

7. COMMITMENTS AND CONTINGENCIES

Litigation — The Company is involved in various claims and legal actions arising in the ordinary course of business. Management does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position, results of operations or cash flows.

8. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the Securities and Exchange Commission's uniform net capital rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2015, the Company had net capital of $19,152,476 which was $19,074,713 in excess of the required net capital of $77,763. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

* * * * * *

CALVERT INVESTMENT DISTRIBUTORS, INC.
Exemption Report

Calvert Investment Distributors, Inc. ("CID" or the "Company") is a registered broker-dealer subject to the Securities Exchange Commission Rule 17a-5, promulgated under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) from January 1, 2015 through December 31, 2015.

CALVERT INVESTMENT DISTRIBUTORS, INC.

I, Robert Enderson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Vice President, Corporate Finance and Corporate Planning

Date of Report: February 27, 2016



Deloitte & Touche LLP

7900 Tysons One Place
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Calvert Investments Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Calvert Investment Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

February 27, 2016



Deloitte & Touche LLP
Suite 800
7900 Tysons One Place
McLean, VA 22102-5971
USA
Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Calvert Investments Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Calvert Investment Distributors, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, with respective cash disbursement records entries, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 27, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047915
Calvert Investment Distributors Inc
Attn: Corporate Accounting
4550 Montgomery Avenue Ste 1000N
Bethesda, MD 201814-3384

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Enderson 3019514862

2. A.	General Assessment (item 2e from page 2)		$ 1,957
B.	Less payment made with SIPC-6 filed (exclude interest) 8/4/2015 (Date Paid)		(805)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		1,152
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 1,152
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2 wires $100.00 + $1,052 2/29/2016)	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Calvert Investment Distributors Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice - President
(Title)

Dated the 27 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2015
and ending Dec 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 50,666,751
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	392,519
(7) Net loss from securities in investment accounts.	101,422
Total additions	51,160,692
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	50,123,709
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	254,337
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	50,378,046
2d. SIPC Net Operating Revenues	$ 782,646
2e. General Assessment @ .0025	$ 1,957 (to page 1, line 2.A.)

Calvert Investment Distributors, Inc.

(SEC I.D. No. 8-47915)

Statement of Financial Condition
as of December 31, 2015,
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document